

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Ronald M. Bentley
President and Chief Executive Officer
Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902

> **Re: Chemung Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed January 3, 2011**
> **File No. 333-171504**

Dear Mr. Bentley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Fort Orange Shareholder Letter and Notice of Special Meeting

1.   Revise the seventh paragraph in the Fort Orange shareholder letter to inform them that they have appraisal rights. Additionally, add a reference to the Q&A on page 4 and the Appraisal Rights on page 166.

2.   Revise the bold language relating to proxy cards in both the Fort Orange shareholder letter and Notice of Special Meeting to insert, in bold type, that submitting a blank proxy card prohibits asserting appraisal rights.

Questions and Answers About the Merger and the Special Meetings

What will Fort Orange shareholders receive in the Merger?, page 2

3.　　Please summarize the terms of the sliding scale downward adjustment to the merger consideration pursuant to Section 2.5 of the Merger Agreement. Please also revise to clearly restate the definition of "Delinquent Loans" (as it is defined in the Merger Agreement) and quantify the amount of Delinquent Loans as of the latest practicable date.

Are Fort Orange shareholders entitled to appraisal rights?, page 4

4.　　Revise to briefly summarize the procedures that Fort Orange shareholders must follow to exercise and perfect their appraisal rights.

Summary

Merger Consideration, page 11

5.　　Revise to add a table that shows the price of Chemung stock as of the date the Merger Agreement was signed and the price as of the most recent practicable date. In addition, disclose the "Delinquent Loans" at both dates with a footnote or narrative disclosing the trigger amounts for any downward adjustment as described on page 37.

Appraisal Rights, page 166

6.　　You may not qualify this section by reference to the Section 262 of the DGCL. Please revise to eliminate the qualification in the second paragraph of page 166 and indicate that all material information is discussed.

Exhibits

7.　　Please tell us whether the fairness opinion of FinPro, Inc. has been executed. If so, please file an executed version of exhibit 99.3 in your next amendment.

8.　　Please file as an exhibit the consent of counsel, as required by Item 601(b)(23) of Regulation S-K.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
       Clifford S. Weber, Esq.
       Hinman, Howard & Kattell, LLP
       (914) 694-4510